FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



March 9, 2010


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

                                                                   March 9, 2010

                                             Company:        RICOH COMPANY, LTD.
                                             Representative: Shiro Kondo
                                                             President and CEO

                                             Contact:        Masakuni Kutsuwada
                                                             General Manager of
                                                             PR Department
                                                             +81-3-6278-5228

               NOTICE: REORGANIZATION OF DOMESTIC SALES COMPANIES

Ricoh Company, Ltd. today decided at its Board Meeting to integrate seven existing sales companies into one, hereafter to be known as RICOH JAPAN Corporation. In addition, the Marketing Group of Ricoh Company, Ltd. will be merged into the new company.

LIST OF RELEVANT ORGANIZATIONS:

     - Ricoh Hokkaido Co., Ltd.

     - Ricoh Tohoku Co., Ltd.

     - Ricoh Sales Co., Ltd.

     - Ricoh Chubu Co., Ltd.

     - Ricoh Kansai Co., Ltd.

     - Ricoh Chugoku Co., Ltd.

     - Ricoh Kyushu Co., Ltd.

     - Marketing Group of Ricoh Company, Ltd.

RATIONALE:

     The new structure was designed to enable quicker response to customers' increasingly diversified needs and more efficient management.

OUTLINE:

     - Company name:             RICOH JAPAN Corporation

     - Date of incorporation:    July 1, 2010

     - Location of headquarters: Tokyo, Chuo-ku (provisional)

OTHER:

     Further details to follow when available.